

December 2, 2010

Wenzhong Qin
Chief Financial Officer
BioPharmAsia, Inc.
New Agriculture Development Park, Daquan Village
Tonghua County, Jilin Province
People's Republic of China 134115

   Re: BioPharmAsia, Inc.
      Form 10-K
      Filed May 12, 2010
      File No. 000-25487

Dear Mr. Qin:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 1. Business, page 1

1. Please provide us with a detailed analysis as to whether and if so, how, your ownership structure complies with PRC laws governing the ownership by foreign entities of domestic Chinese companies with your business operations.

2. We note that on page 2 you identify your most significant traditional Chinese non-prescription drugs. Please provide proposed disclosure to be included in your Form 10-K for the fiscal year ended December 31, 2010 that describes the intended use and known adverse effects of each of the significant products you identify.

3. We note your disclosure on page F-22 that as of December 31, 2009, you had accounts payable of $12,722,407 composed primarily of amounts due to suppliers and vendors. Please provide proposed disclosure to be included in your Form 10-K for the fiscal year

ended December 31, 2010 that discusses sources and availability of raw materials and the names of your principal suppliers as required under Item 101(h)(4)(v) of Regulation S-K. In addition, to the extent that you have entered into any agreement with suppliers to provide a major part of your requirements for raw materials, please file any such supply agreements as exhibits as required under Item 601(b)(10)(ii)(B) of Regulation S-K.

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, page 8

4. In your disclosure regarding the new M&A rule, you disclose the requirement to notify the Ministry of Commerce in advance prior to a change-of-control transaction in which a foreign investor takes control of a PRC domestic company and the required approval by certain entities from the Chinese Securities Regulatory Commission prior to listing their securities on an overseas stock exchange. Please provide proposed disclosure to be included in your Form 10-K for the fiscal year ended December 31, 2010 that discloses whether notice has been provided to the Ministry of Commerce and whether you sought and obtained the approval of the Chinese Securities Regulatory Commission. If you have not provided this notice or obtained this approval, please provide us with a detailed analysis that supports your conclusion that such notice and/or approval was not necessary.

Item 15. Exhibits, Financial Statement Schedules, page 35

5. We note that you have entered into two lease agreements with the local government for farm land used to develop your products. Please file English translations of these material leases as exhibits under Item 601(b)(10)(ii)(D) of Regulation S-K. In the alternative, please provide your analysis as to why the lease agreements are not required to be filed as exhibits.

Directors and Executive Officers of the Registrant, page 30

6. Please provide proposed disclosure to be included in your Form 10-K for the fiscal year ended December 31, 2010 which discloses the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Han should serve as a director as required under Item 401(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bryan Pitko at (202) 551-3203 or Jennifer Riegel at (202) 551-3575 if you have any questions. In this regard, please also feel free to contact me at (202) 551- 3715.

Sincerely,

Assistant Director
Jeffrey Riedler

cc: Vincent McGill
      Mark Orenstein
      Eaton & Van Winkle, LLP
      Three Park Avenue, 16th floor
      New York, NY 10016